UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-34900

TAL EDUCATION GROUP

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAL Education Group

By:	/s/ Alex Zhuangzhuang Peng
Name: Alex Zhuangzhuang Peng
Title: President and Chief Financial Officer

Date: October 24, 2024

Exhibit Index

Exhibit 99.1 – Press Release – TAL Education Group Announces Unaudited Financial Results for the Second Fiscal Quarter Ended August 31, 2024 and Issues Notice of Annual General Meeting

Exhibit 99.2 – Notice of Annual General Meeting